TISDALE & NICHOLSON, LLP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP INCLUDING A PROFESSIONAL CORPORATION

2029 CENTURY PARK EAST, SUITE 900

LOS ANGELES, CALIFORNIA 90067

TELEPHONE (310)286-1260

FACSIMILE (310)286-2351

www.T-NLaw.com

WRITER'S DIRECT DIAL / E-MAIL
(310) 712-4655
JTisdale@T-NLaw.com

June 5, 2007

Securities and Exchange Commission
Washington DC 20549

Re: Filing of Schedule 13G

Dear Ladies and Gentlemen:

On behalf of our client, Ms. Patricia Childress (the "Reporting Person"), this cover letter sets forth an explanation of the reasons for the untimely filing of the Schedule 13G.

Until her recent retirement, Reporting Person had been a rancher in the Porterville, California area. Her father, now deceased, was an original investor in Sierra Bancorp ("SB"), a registered bank holding company for Bank of Sierra in Porterville, California. Due to his investment his three children, one of whom was Reporting Person, acquired shares, primarily as a result of inheriting them from him. Reporting Person's brother, Gregory Childress held approximately 17.7% of the outstanding shares in SB through his personal trust and through his IRA. At various times subsequent to his death on December 18, 2006, approximately one-half of his share holdings in SB commenced becoming beneficially owned by Reporting Person.

Reporting Person was unaware of the requirement for and the various ways in which one can become the "beneficial owner" of registered shares and thus did not timely file a Schedule 13G. The shares in the estate of Gregory Childress and his trust are being administered by an executor/trustee and have not all been transferred as yet so that while Reporting Person may have the right to obtain the shares within 60 days she was unaware that this would cause her to be deemed to be the beneficial owner of such shares.

This law firm was retained on May 8, 2007, but previously Reporting Person did not have counsel experienced in securities law compliance and had not otherwise had explained to her the concept of "beneficial ownership" and how that works. Reporting Person incorrectly assumed that the executor/trustee for Gregory Childress would handle such matters.

Subsequent to May 8, 2007, the timeframe between then and today has been occupied in obtaining full and accurate information, registering for filing with EDGAR and properly filling out the Schedule 13G, among other matters.

Reporting Person hopes that the Commission will be lenient with her inasmuch as the process is difficult for her and the untimeliness of the filing is a function of her lack of sophistication in such matters rather than an intention to evade such responsibility. These factors, coupled with dealing with her grief over her brother's early demise and being under the mistaken belief that the executor/trustee for her brother's estate would handle such questions, it is hoped, will also be weighed by the Commission in its review of this filing.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,

TISDALE & NICHOLSON, LLP



By: Jeffrey A. Tisdale

cc: Patricia Childress